STANT
CORPORATION [LOGO]

                                                    April 11, 1997

Dear Stockholder:

   I am very pleased to inform you that on April 9, 1997, Stant Corporation entered into an Agreement and Plan of Merger with Tomkins Corporation and E&W Acquisition Corp., which provides for the acquisition of all the Common Stock of Stant at a price of $21.50 per share payable in cash. Tomkins Corporation and E&W Acquisition Corp. are each subsidiaries of Tomkins PLC, an English company with substantial interests in the United States automotive parts industry through its subsidiary, The Gates Rubber Company. Under the terms of the Merger Agreement, on April 11, 1997, E&W Acquisition Corp. commenced a tender offer to purchase all the outstanding shares of Stant's Common Stock at a cash price of $21.50 per share. The Merger Agreement provides that, following the consummation of the tender offer, the tender offer will be followed by a merger of E&W Acquisition Corp. with and into Stant, in which case those shares that are not tendered in the tender offer (other than shares held by Tomkins Corporation, E&W Acquisition Corp. or any other subsidiary of Tomkins Corporation, or by stockholders duly exercising appraisal rights as provided by Delaware law) will be converted into the right to receive in cash the price paid per share pursuant to the tender offer.

   YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY (I) DETERMINED THAT THE TENDER OFFER, THE MERGER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF STANT, (II) APPROVED THE MERGER, THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND THE ACQUISITION OF STANT BY TOMKINS ON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE MERGER AGREEMENT AND THE TENDER OFFER, (III) APPROVED THE MERGER AGREEMENT AND (IV) RECOMMENDED THAT YOU ACCEPT THE TENDER OFFER, TENDER YOUR SHARES OF COMMON STOCK PURSUANT TO THE TENDER OFFER AND ADOPT THE MERGER AGREEMENT.

   In arriving at its recommendation, Stant's Board of Directors gave careful consideration to various factors described in Tomkins' Solicitation/Recommendation Statement on Schedule 14D-9, which is enclosed herewith. Those factors included the opinion dated April 9, 1997 of Stant's financial advisor, Morgan Stanley & Co. Incorporated, to the effect that, as of such date and based upon and subject to the matters set forth therein, the cash consideration to be received by holders of shares of Stant's Common Stock in the tender offer and the merger is fair from a financial point of view to such holders. The Schedule 14D-9 includes additional information regarding the executive officers and directors of Stant as well as the director designees of E&W Acquisition Corp. who are expected to constitute a majority of the Board of Directors of Stant upon the purchase by E&W Acquisition Corp. pursuant to the tender offer of such number of shares of Stant Common Stock which represents a majority of Stant's shares on a fully diluted basis.

   Also enclosed herewith is E&W Acquisition Corp.'s Offer to Purchase and related materials, including a Letter of Transmittal, which set forth the terms and conditions of the tender offer and provide instructions on how to tender your shares. We urge you to read the enclosed materials carefully in making your decision with respect to tendering your shares.

   In connection with the execution of the Merger Agreement, your Board of Directors has postponed indefinitely the annual meeting of Stant's stockholders previously scheduled for April 30, 1997.



                                          Sincerely,

                                          /s/ John P. Reilly

                                          John P. Reilly
                                          President and Chief Executive Officer

425 COMMERCE DRIVE
RICHMOND, INDIANA 47374-2646
TEL (765) 962-6655  FAX (765) 962-6866